May 4, 2010
VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Re: Resources Connection, Inc.
File No. 000-32113
Form 10-K for Fiscal Year Ended May 30, 2009
Filed July 29, 2009
Definitive Proxy Statement on Schedule 14A
Filed September 10, 2009
Form 10-Q for Fiscal Period Ended November 28, 2009
Filed January 7, 2010
Form 10-Q for Fiscal Period Ended February 27, 2010
Filed April 2, 2010
Form 8-K
Filed November 24, 2009
Form 8-K/A
Filed January 5, 2010
Dear Mr. Owings:
On behalf of Resources Connection, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in the Staff letter dated April 8, 2010 (the “Staff’s Letter”) regarding our Form 10-K for fiscal year ended May 30, 2009, Definitive Proxy Statement on Schedule 14A, Form 10-Q for Fiscal Period Ended November 28, 2009, Form 10-Q for Fiscal Period Ended February 27, 2010, Form 8-K, and 8-K/A. The responses set forth below correspond to the numbers assigned in the Staff’s Letter. For the Staff’s convenience, we have restated each of the Staff’s comments in bold type immediately prior to the Company’s response to such comment:
17101 Armstrong Avenue, Irvine CA 92614
telephone 714-430 6400 facsimile 714 428 6090 www.resourcesglobal.com

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Form 10-K for Fiscal Year Ended May 30, 2009
Item 1A. Risk Factors, page 16
1.	Based on your disclosure on page 30, please include in future filings a risk factor under this section regarding potential goodwill impairment and the affect on your future financial results.
Response:
1.
We acknowledge the Staff’s request to include a risk factor regarding potential goodwill impairment and the affect on our future financial results. Specifically, in subsequent filings, we will expand the third paragraph in our first risk factor on page 16 of our Form 10-K titled “A continuation of the economic downturn or change in the use of outsourced professional services consultants could adversely affect our business”, which describes our requirement to periodically assess the recoverability of certain long-lived assets, to include a direct reference to goodwill and to also state that any future impairment could materially impact our future financial results.

In subsequent filings, we will also expand the risk factor titled “We have acquired, and may continue to acquire, companies, and these acquisitions could disrupt our business” on page 18 of our Form 10-K and include a statement regarding the potential incurrence of significant charges to specifically address goodwill and that any future impairment could materially impact our future financial results.

Financial Statements, page 40
Note 2. Summary of Significant Accounting Policies, page 46
Intangible Assets and Goodwill, page 48
2.
Please tell us and disclose in future filings how you assess goodwill and intangible assets for impairment. Please provide more specific disclosures about how you measure potential impairments and how you determine your reporting units. The judgments underlying your impairment testing should be clear from your disclosures. Please refer to FASB ASC 350-20-35. Given the significance of goodwill to your total assets, please also consider expanding your Critical Accounting Policy to address in more detail the estimates and uncertainties involved in your impairment testing.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
2.
We assess goodwill and other intangible assets with indefinite lives for impairment annually or, as with amortizing intangible assets, if there is an event or change in circumstance indicating that the asset might be impaired. Specifically, our methodology for determining if there are indicators of goodwill impairment is a comparison of the market capitalization of the parent entity, Resources Connection, Inc., to its book value throughout the fiscal year. In the absence of any other evidence to the contrary, we determined that the first step of the goodwill impairment test is satisfied and that further testing of goodwill was not required. In future filings, we will include a description in our Critical Accounting Policies of the methodology utilized.

We have determined that we have a single reporting unit for our assessment of goodwill impairment. Resources Global Professionals (“RGP”) operates in a single operating segment comprised of individual offices that combine into a single reporting unit. Our 85 offices are organized to serve multinational clients seamlessly throughout the major trading regions of the world. The majority of our significant clients, which are large multinational companies, are served from multiple geographic locations, engaging numerous service line capabilities. Our chief operating decision maker, CEO Don Murray, allocates resources based upon client requirements, versus a geographic or individual office focus. Discrete financial information is maintained by country/office for statutory purposes, but is not utilized nor regularly reviewed by Mr. Murray to make resource allocation decisions. Resource allocation decisions, which are generally acquisition decisions, as well as hiring decisions, are driven by identification of skill sets that will augment RGP’s ability to serve multi-national clients, without regard to geography. Operating success and resource allocation is determined by Mr. Murray (as well as our Board of Directors) from the size of business relationships with clients globally, which correlates to consolidated operating results.

The key elements of our past and current growth strategy, as set forth in “Resources Global Professionals’ Strategy — Our Growth Strategy” (Form 10-K, page 4), are consistent with this operating/resource allocation methodology. In summary, our growth strategy consists of: expanding work for existing clients; growing our client base — with a focus on large multi-national companies; expanding geographically — when our existing clients have a need or if there is a new opportunity; and to provide additional professional service offerings to our clients. Each of our historical acquisitions was made to augment our global service capabilities to large multi-national companies. These multi-national companies tend to have initiative-based work requiring the assistance of a professional service provider throughout their global operations and, in most cases, select a service provider with an integrated service platform to help meet their specific intellectual capital requirements. Consequently, each of our acquisitions was completed to meet the integrated service demands of our multinational clients around the world.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

We have determined each component office of our single operating segment combine as one reporting unit. We determined that we operate as one reporting unit as our component offices are economically similar across the enterprise as described in ASC 350-20-35-35. These similar characteristics include:

•
The long-term financial performance of our offices are similar. Because we operate using a variable cost model, meaning the majority of our consultants are paid hourly for each client service hour worked and we can negotiate client hourly bill rates and consultant pay rates on a project by project basis, we believe each of our office level reporting units will achieve the Company’s target of an average long term gross margin of 39%, which includes the impact of reimbursable direct client expenses (travel) on which no margin is earned. Each of our offices uses an automated tool to assist the client service teams to determine the client bill rate required to achieve this gross margin on each client engagement. Our strategy is to establish long-term professional relationships with our clients, which in part are formed by a consistent and fair pricing mechanism with our clients that does not attempt to take advantage of “market conditions”. We believe the use of a standard target gross margin of 39% helps the Company achieve this goal.

For the seven fiscal years in the period ended with fiscal 2009, the average gross margin of our office-level reporting units was 39%. Approximately 78% of our offices have average gross margins during this period within a ten percent range of the average gross margin (35% to 43%). With respect to the 22% of offices with gross margins outside this range, the differential primarily stems from the maturity of the office or from personnel or office management issues versus geographic or “business model” differences. We expect that on a long-term basis, these offices will revert or fall into the range as specific personnel and office management issues are addressed.

Based upon the foregoing, we believe each of our office level reporting units have similar long-term financial performance.
•
The nature of products and services is the same within offices, with our professionals assisting client initiatives overlapping numerous service capabilities. For example, we may assist a multinational client in implementing a new payroll system throughout each geography in which they operate. Not only would this engagement be executed from several of our offices, this engagement would overlap several of our service lines, for example finance and accounting, information management, human resources and legal and regulatory service capabilities. Through our third quarter of fiscal 2010, 74% of our top fifty clients (which consist of multinational companies) used three or more service lines. As a further example, each of our top five clients in fiscal 2009 were served by an average of 18 different offices spread throughout our global footprint and 87% of our top 100 clients in fiscal 2009 were served by two or more offices.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

•
The type or class of customer is the same for products and services, with RGP offices organized to serve large multi-national clients. As stated, each of our acquisitions was completed to enhance our professional service capabilities to our multinational clients.

•
The methods used to provide services are the same between offices, with the focus on client specific service teams utilizing the worldwide RGP consultant base. In addition, it is not uncommon for the Company to enter into global service agreements with our multinational clients.

•
The manner in which we operate our business is the same across all our offices, evidenced by the recent or pending consolidation of three of the four Sitrick Brincko Group (“SBG”) offices into existing RGP offices and office consolidations following prior acquisitions.

•
Based upon our acquisition strategy, goodwill recovery is dependent on our component businesses working in concert. Most recently, this is evidenced by the SBG acquisition, which enhances RGP’s specialized skill set for bankruptcy and reorganization services but relies upon the existing worldwide RGP consultant network and geographic footprint for execution. Recent client engagement wins support this premise.

•	Component offices share assets and other resources to jointly serve clients and share personnel with specialized skill sets.

While the guidance suggests that the Financial Accounting Standards Board did not intend that all factors be met to demonstrate the economic similarity, we believe our operating model and our current and past acquisition strategy indicate that our office level components combine into a single reporting unit.

In subsequent filings we will state that we operate in a single reporting unit resulting from the combination of our practice offices. We will also more fully describe the methods used to assess goodwill and intangible assets (with indefinite and finite lives) for impairment.

Note 15. Stock Based Compensation Plans, page 60
3.
Please disclose the number of restricted stock awards non-vested at the beginning and the end of the year along with those that were granted, vested and forfeited during the year. Please also disclose the grant date fair value, vesting provisions and amount of compensation cost recognized in each period related to your restricted stock awards. Refer to FASB ASC 718-10-50-2c.2.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
3.
We considered the disclosure requirements of ASC 718-10-50 and determined that our restricted stock grants, which aggregate approximately 5,500 restricted shares in fiscal 2010 to date (aggregate compensation expense of approximately $99,000), approximately 5,100 restricted shares in fiscal 2009 (aggregate compensation expense of approximately $68,000) and no restricted shares in fiscal 2008, are not material for disclosure.

Form 10-Q for the Fiscal Period Ended February 27, 2010
Financial Statements, page 3
Note 5. Acquisitions, page 9
4.	Please tell us and disclose in future filings the reasons you paid a purchase price for Sitrick Brincko Group, LLC leading to the recognition of goodwill. Refer to FASB ASC 805-30-50-1a.
Response:
4.
We acknowledge the Staff’s request to disclose the reasons the Company paid a purchase price for Sitrick Brincko Group, LLC leading to the recognition of goodwill. Specifically, in subsequent filings, we will expand the discussion in the first paragraph of Financial Statement Footnote 5 “Acquisitions”, which currently states the acquisition allows the Company to expand its service offerings, to include:

“By combining the specialized skill sets of the Sitrick Brincko Group with the Company’s existing consultant capabilities, geographic footprint and client base, the Company believes it will greatly increase its ability to assist clients during challenging periods. This expected synergy gives rise to goodwill being recorded as part of the purchase price of the Sitrick Brincko Group.”

5.
Please tell us why the undiscounted amount you could be obligated to pay as contingent consideration is unlimited. In future filings, please explain the terms of this contingent consideration in more detail to your investors to better clarify your exposure under this agreement.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
5.
In accordance with ASC 805-30-50-1 (a & c), the second and third paragraph of Financial Statement Footnote 5 discloses the contingent consideration recognized as of the acquisition date; a description of the arrangement and the basis for determining the estimated amount of payment; and an estimate of the range of outcomes.

As described in Footnote 5 and for the further clarification to the Staff, contingent consideration will be payable in lump sum following the fourth anniversary of the acquisition only if the average (calculated from each of the four one-year periods following the acquisition date) earnings before interest, taxes, depreciation and amortization (EBITDA) exceed $11.3 million. To the extent the average annual EBITDA exceeds $11.3 million, the contingent consideration payable is determined by multiplying the average annual EBITDA by 3.15 (average annual EBITDA x 7 x 45%). Because the contingent consideration is not subject to a ceiling and future EBITDA is theoretically unlimited, we concluded, in applying the disclosure requirements of ASC 805-30-50-1 (a & c), the maximum amount of the payment is unlimited.

In subsequent filings, we will revise Footnote 5 to improve the clarity of the Company’s description of the terms resulting in payment of the contingent consideration and the Company’s exposure under the arrangement.

Management’s Discussion and Analysis, page 16
6.
We note your significant declines in revenues resulting in operating losses and significant declines in operating cash flows for the nine months ended February 27, 2010. In future filings, please consider providing a discussion of the anticipated effects on your future results of operations and liquidity of the significant economic changes that materially affected the amount of reported income. Please provide a discussion of any known trends, such as increases or decreases in your revenue trends, so that your investors have insight into any known trends and uncertainties. We remind you that one of the primary objectives of MD&A is to provide your investors with a view of the company through the eyes of your management. Please refer to Item 303 of Regulation S-K.

Response:
6.
We acknowledge the Staff’s request and in subsequent filings, and as appropriate, will include a discussion of any anticipated effects on our future operating results and liquidity stemming from global economic trends, including a more detailed discussion of sequential trends or changes noted.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Form 8-K filed November 24, 2009 and Form 8-K/A filed January 5, 2010
7.
Please explain to us the business purpose for the manner in which the acquisition was structured. In particular, please explain the reason for the creation of Sitrick Brincko Group, LLC and why you acquired this entity instead of acquiring Sitrick and Company and Brincko Associates, Inc. separately. Also clarify whether Sitrick and Company and Brincko Associates, Inc. were related or under common control prior to your acquisition of them. Please consider clarifying these matters to your investors in your upcoming May 30, 2010 Form 10-K.

Response:
7.
As set forth in the Membership Interest Purchase Agreement and the Goodwill Purchase Agreement filed as Exhibits to our Form 8-K/A, as of the acquisition date, Mike Sitrick and Nancy Sitrick were the sole shareholders of Sitrick and Company (Sitrick) and John Brincko was the sole shareholder of Brincko Associates, Inc. (Brincko). As such, these two entities were not related parties or under common control prior to the contribution of certain assets and liabilities of each of the respective businesses to Sitrick Brincko Group LLC. Such contribution occurred immediately prior to the acquisition of Sitrick Brincko Group LLC by the Company. In subsequent filings, we will clarify the respective ownership of Sitrick and Brincko prior to the acquisition date.

The two primary business reasons for structuring the transaction as an acquisition of Sitrick Brincko Group LLC versus acquiring the businesses separately are as follows.

First, the Company did not have an interest in acquiring either of Sitrick or Brincko individually. We believe the combined business advisory capabilities of Sitrick and Brincko coupled with the Company’s geographic footprint and the Company’s consultant capabilities each contribute significantly to the synergies of the transaction. Because of the importance of the combined capabilities, we believed it was important to have a transaction structure that forced “three-way” negotiations, versus two “one on one” negotiations.

Second, the formation of Sitrick Brincko Group LLC established an entity with a clearly defined ownership (in terms of relative applicable ownership percentages between Sitrick and Brincko, which had to be mutually agreeable to them upon its formation) upon which the initial purchase price and contingent consideration, if any, would be allocated to the selling shareholders at the date of acquisition and after the four-year earn out period.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

8.
We note that Mr. Sitrick’s personal goodwill was acquired separately from and concurrently with the acquisition of Sitrick and Company. Based on the description of this personal goodwill within the Goodwill Purchase Agreement, it is unclear to us why this personal goodwill qualifies as an acquired asset under FASB ASC 805. Please explain to us in reasonable detail what you acquired in purchasing this personal goodwill, how you accounted for the acquisition of this personal goodwill, and your basis in GAAP for your accounting. To the extent that this personal goodwill relates to Mr. Sitrick’s personal knowledge, relationships, name and reputation, it is unclear to us how these items could be separated from Mr. Sitrick’s employment by your company following the acquisition. Please finally consider clarifying this matter to your investors in your upcoming May 30, 2010 Form 10-K.

Response:
8.
From a legal standpoint, the Company’s purchase of Mike Sitrick’s personal goodwill comprised his business relationships, reputation, referral network, trade secrets and media contacts. Prior to its acquisition by the Company, Sitrick and Company paid a royalty to Mike Sitrick for the nonexclusive and revocable right to use his personal goodwill (see footnote 6 to Sitrick and Company Inc. financial statements included in Form 8-K).

For financial reporting purposes and as set forth in the introductory comments included in notes to unaudited pro forma condensed combined financial information (Form 8-K/A) and in footnote 5 to notes to consolidated financial statements for the three and six months ended November 28, 2009, and November 29, 2008 (Form 10-Q), the Company allocated the aggregate estimated purchase price based on the fair value of the assets acquired and liabilities assumed, with the residual recorded as goodwill. As such, for financial reporting purposes, the personal goodwill acquired for legal purposes was not separately accounted for in the allocation of the acquisition purchase price. In subsequent filings, we will incorporate a definitive statement that no portion of the aggregate estimated purchase price was allocated to personal goodwill.

9.
We note that both Mr. Sitrick and Mr. Brincko will continue to be employed by the Company after the purchase of the membership interests comprised of Sitrick and Company and Brincko Associates, Inc. We further note the existence of the contingent earn-out provisions of the agreements. Please tell us what consideration you gave to whether some portion of the amounts to be paid for the contingent earn-out provisions represent compensation arrangements rather than a portion of the purchase price of the business acquired. Refer to FASB ASC 805-10-55-24 and 55-25. We also note your disclosure in your February 27, 2010 Form 10-Q that up to 20% of the contingent consideration is payable to employees of the acquired business and will be recognized as compensation expense. Please explain in reasonable detail what comprises this 20% and how you determined that this was the appropriate amount to recognize as compensation expense.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
9.	To determine whether the contingent consideration or some portion thereof, represented future compensation, we completed the following assessment.

First, it is important to note the transaction structure (specifically the contingent consideration arrangement) resulted from the parties being unable to agree as to the fair value of the Sitrick Brincko Group LLC, as each party had vastly differing views of fair value, determined from various measures. The contingent consideration arrangement allowed the parties to overcome this significant obstacle in the negotiations.

The Company considered the following eight indicators set forth in ASC 805-10-55-25:
A: Continuing employment — Under the terms of the Membership Interest Purchase Agreement and the Goodwill Purchase Agreement filed as Exhibits to our Form 8-K/A, contingent consideration payments are not affected by employment termination. Under the guidance, such attribute indicates the contingent payments are additional consideration rather than compensation.
B: Duration of Continuing Employment — the term of the employment agreements with John Brincko and Mike Sitrick extend for a period of approximately four and one half years. However, as stated in A above, contingent consideration payments are not affected by employment termination. The duration of employment agreements with J. Brincko and M. Sitrick are similar to the duration of employment agreements the Company has with its executives, which range from three to five years.
C. Level of Compensation — Each of John Brincko and Mike Sitrick have a defined annual base salary of $600,000 with annual incentive compensation and participation in all Company health and welfare and fringe benefit programs. By way of comparison to the annual base salary of other key employees of the Company (who also participate in incentive compensation and health and welfare/fringe benefit programs), we share the following:
Don Murray (Chief Executive Officer) — $583,000 per annum

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Anthony Cherbak (President and Chief Operating Officer) — $400,000 per annum
Kate Duchene (Chief Legal Officer) — $330,000 per annum
Nate Franke (Chief Financial Officer) — $330,000 per annum

Under the guidance, the fact that the annual compensation of John Brincko and Mike Sitrick is at a level comparable or in excess of other key employees of the Company indicates the contingent payments are additional consideration rather than compensation.

D. Incremental Payments to Employees — with the exception of Mike Sitrick’s spouse, who was not an employee of Sitrick & Company, all selling membership interest holders became employees and as such, this indicator is not applicable.
E. Number of Shares Owned — with the exception of Mike Sitrick’s spouse, who was not an employee of Sitrick and Company, all selling membership interest holders became employees and as such, this indicator is not applicable.
F. Linkage to the Valuation — the aforementioned negotiations among the parties related to purchase price resulted in the following:
Initial consideration — Seven times the sum of the adjusted EBITDA of Sitrick and Company and Brincko and Associates Inc. for the trailing twelve month period (base EBITDA) times 55%.
Contingent consideration — Seven times the average annual EBITDA of the Sitrick Brincko Group LLC calculated from each of the four annual periods following the acquisition date times 45%. Contingent consideration is only payable if the average annual EBITDA is equal or greater than EBITDA used to calculate the initial consideration.
Since the initial consideration is based upon a percentage (55%) of a multiple of earnings valuation approach and the contingent consideration relates to that same valuation approach, this suggests the contingent payment, if any, is additional consideration.
G. Formula for Determining Consideration — Since the contingent consideration payable is determined as a multiple of earnings, the guidance suggests that the obligation is contingent consideration in the business combination and that the formula is intended to verify the fair value of the Sitrick Brincko Group LLC.
H. Other Agreements and Issues — the non-compete agreements with John Brincko and Mike Sitrick contain no provisions that impact payment of contingent consideration to the selling membership interest holders. Further, there are no other agreements with John Brincko and Mike Sitrick related to consulting arrangements, property leases etc.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Based upon the foregoing, the Company concluded that all amounts estimated to be payable to the selling membership interest holders as contingent consideration should be accounted for as additional purchase price consideration.
Under the terms of the Membership Interest Purchase Agreement, the parties agreed that a portion of the contingent consideration would be allocable to employees of the Sitrick Brincko Group (employee bonus pool) who remain employees of the Sitrick Brincko Group during the contingent consideration measurement period. The amount allocable to employees is based upon the percentage growth of the average annual EBITDA computed from each of the four annual periods following the acquisition date (Earn-out EBITDA) from the base year EBITDA (trailing twelve month period used to determine the initial purchase price).
If Earn-Out EBITDA increases 5% from base year EBITDA, 5% of contingent consideration is allocable to employees.
If Earn-Out EBITDA increases 10% from base year EBITDA, 10% of contingent consideration is allocable to employees
If Earn-Out EBITDA increases 15% from base year EBITDA, 15% of contingent consideration is allocable to employees
If Earn-Out EBITDA increases 20% or more from base year EBITDA, 20% of contingent consideration is allocable to employees
Based upon the foregoing, up to 20% of the contingent consideration is allocable to the employees of the Sitrick Brincko Group LLC, however, the actual amount allocable is based upon Earn-Out EBITDA that will be determined four years after the acquisition date. The Company determined the contingent consideration allocable to employees is a cash bonus plan that includes performance conditions and should be accounted using the guidance set forth in ASC 710. This guidance states that the cost of benefits should be accrued when management considers the achievement of the performance condition probable. As of February 28, 2010, the Company concluded sufficient evidence did not exist to meet the probable threshold required under ASC 710.
10.
Please file the omitted schedules and exhibits to the Membership Interest Purchase Agreement filed as Exhibit 2.1 and the Goodwill Purchase Agreement filed as Exhibit 2.2. If you believe these schedules and exhibits are not material agreements which you are required to file, please provide us with the following items:

•	For the Membership Interest Purchase Agreement, please provide Exhibits A,B,C and D along with Schedules A, B, C, D and E; and
•	For the Goodwill Purchase Agreement, please provide Exhibit A along with Schedules A, B, D and E.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
10.	We determined the schedules and exhibits mentioned to not be material. As requested by the Staff, we will provide the requested items to the Staff under separate cover.
Financial Statements of Acquired Businesses
General
11.
Please provide interim financial statements for Sitrick and Company and Brincko Associates, Inc. which are as of a date within 135 days of the date that the initial Form 8-K reporting the consummation of the acquisition was required to be filed or tell us why such information is not required. In addition, for Sitrick and Company, please also provide the interim statements of operations and cash flows for the comparable prior year interim period. Refer to Item 9.01 of Form 8-K and Rules 3-01, 3-02 and 3-05 of Regulation S-X.

Response:
11.
In preparing the interim financial statements for Sitrick and Company and Brincko Associates, Inc., for the year ended December 31, 2008 and for the six months ended June 30, 2009, we relied upon the guidance provided in Rule 3-01 “Consolidated Balance Sheets” and Rule 3-02 “Consolidated Statements of Income and Changes in Financial Condition” of Article 3 of Regulation S-X which requires filing of a balance sheet within 135 days of filing the initial Form 8-K reporting the acquisition and the corresponding statements of operations and cash flows for the corresponding period. However, we incorrectly applied the 135 days measuring from the initial Form 8-K reporting the acquisition (reporting required for Form 8-K Item 1.01 “Entry into a Material Definitive Agreement” and measured from October 29, 2009). Marking from that October 29, 2009 date, we determined the 135 days previous to be June 16, 2009 and that the June 30, 2009, interim financial statements provided would fulfill the disclosure requirement. However, upon further consideration, we should have measured from the 8-K Item 2.01 “Completion of Acquisition or Disposition of Assets” filing on November 23, 2009. If we had done so, the 135 days from filing would have been July 10, 2009, resulting in the need to present unaudited Balance Sheets as of September 30, 2009, and Statements of Operations and Cash Flows for the nine months ended September 30, 2009, for both Sitrick and Company and Brincko Associates, Inc. As we have now recognized this inadvertent error in application of dates, we will amend our 8-K/A filing to include unaudited financial statements as of and for the nine months ended September 30, 2009 and 2008 of Sitrick and Company and Brincko Associates, Inc. and update our unaudited pro forma condensed combined statements of operation for the three months ended August 30, 2009 to include the results of operation of Sitrick and Company and Brincko Associates for the three months ended September 30, 2009.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Financial Statements of Sitrick and Company, Inc. (Exhibit 99.2)
12.
We note your disclosure in Note 6 that you expensed $3,400,000 for the year ended December 31, 2008 and $2,638,000 for the six month period ended June 30, 2009, as a royalty due to your CEO for the nonexclusive and revocable right to use certain of his intangible property, including without limitation, his personal name and reputation, to further your business. Please tell us and disclose the nature of all such intangible property and the terms of any agreements you may have with respect to your use of such property. Please also tell us whether Mr. Sitrick received a salary, bonus or other compensation including stock based compensation separate from the royalty payments, and if so, quantify such compensation for us.

Response:
12.
The nature of the intangible property comprised his business relationships, reputation, referral network, trade secrets and media contacts. While there is not a specific written agreement between Sitrick and Company and Mike Sitrick, the Sitrick and Company board of directors’ minutes state the purpose and terms of such payment. In addition, Mike Sitrick was paid an annual salary of $240,000. No bonus or stock compensation was paid to Mike Sitrick during the year ended December 31, 2008 or the interim period ended June 30, 2009. In the interim financial statements to be included in the Form 8-K/A to be filed, we will expand the disclosure of the royalty agreement to include these items.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Unaudited Pro Forma Condensed Combined Financial Statements (Exhibit 99.4)
13.
We note that your calculation of total purchase consideration for the acquisition uses a value of $19.63 per share for your restricted stock. Given that your pro forma balance sheet presents the acquisition as if it had occurred on August 29, 2009, please explain how you determined this value was appropriate for your restricted stock.

Response:
13.
As noted, for purposes of calculation of total purchase consideration for the acquisition, a value of $19.63 per share for restricted stock was used. The third paragraph of the introductory comments states “The unaudited pro forma condensed combined balance sheet as of August 29, 2009, combines the historical consolidated balance sheet of the Company as of August 29, 2009, with the historical balance sheets of Sitrick and Company and Brincko as of June 30, 2009, giving effect to the acquisition as if it had occurred on August 29, 2009. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to only give effect to pro forma events that are (1) directly attributable to the merger; (2) factually supportable; and (3) expected to have a continuing impact on the combined results.”

Since the pro forma financial statements were prepared after the acquisition had closed, we determined the actual closing date share price of $19.63 was the appropriate share price to use since it was the share price most factually supportable and was the share price most directly attributable to the merger. We also considered the guidance in the SEC’s Staff Financial Reporting Manual (Section 3250.1.e); this section requires “registrants (to) use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated”. By analogy, we determined the most relevant information to be the actual stock price used in measuring the consideration in an already closed transaction. Because the transaction had closed prior to the date of the Form 8-K containing the pro forma disclosures, we did not believe further discussion of the share price used for the pro forma financial statements was warranted.

14.
We note that your pro forma financial statements do not include any adjustments to reflect the acquired tangible assets and liabilities at fair value as required under FASB ASC 805-20-30-1. Please explain to us and disclose how you determined that the carrying value of these acquired tangible assets and liabilities represents their fair value for purposes of your purchase price allocation.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
14.
The pro forma financial statements do not include any adjustments to reflect the acquired tangible assets and liabilities at fair value as required under FASB ASC 805-20-30-1 (“The acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values.”) as we determined net accounts receivable and the $161,000 of property and equipment (remaining after pro forma adjustments for assets we did not acquire) represented the fair value of accounts receivable and furniture, equipment and computer hardware acquired. The $3.3 million of trade payables, accrued salaries and related obligations represented fair value due to the short duration until ultimate payment to either the vendor or the respective employees.

15.
We note that your disclosures concerning the contingent consideration under the earn-out arrangement. Please clarify in your footnotes whether any of the contingent consideration, including that portion classified as employee compensation, would have been earned for the year ended May 30, 2009, if acquisition had occurred on June 1, 2008, and why or why not.

Response:
15.
We acknowledge the Staff’s comment. We concluded we could not factually support making a statement regarding whether any of the contingent consideration, including any portion that would be classified as employee compensation, would have been earned for the year ended May 30, 2009, if the acquisition had occurred on June 1, 2008 for the following reasons. First, under the terms of the contingent consideration arrangement, the actual amount earned is not actually measureable or earned until the end of the four year period following the acquisition date. At that time, the actual average annual EBITDA (Earn-out EBITDA) during the four-year period can be computed and compared to the base year EBITDA. If the Earn-out EBITDA is equal to or greater than the base year EBITDA, contingent consideration of seven times Earn-out EBITDA times 45% (Earn-out EBITDA times 3.15) would be earned. Therefore, no portion of the contingent consideration is “earned” until the end of the four year earn out period. Second, it is uncertain what base year EBITDA would have been had the acquisition occurred on June 1, 2008. Based upon these determining factors, we concluded that we could not factually support a statement regarding whether any portion of the contingent consideration, including any portion that would be classified as employee compensation, was or was not earned To insure clarity of this matter with our investors, we will include a statement in the pro forma footnotes stating that no portion of the contingent consideration is actually earned until the end of the four-year period and that no pro forma adjustment was made with respect to any amount of the contingent consideration that would be classified as employee compensation, as any such amount could not be factually supported based upon the terms of the Membership Interest Purchase Agreement.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

16.
We note that your presentations of annual and interim results both include the results of Sitrick and Company and Brincko Associates, Inc. for the three months ended June 30, 2009. Please tell us how your current disclosures comply with the guidance in Rule 11-02(c)(3) of Regulation S-X to disclose the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). It appears that additional footnote disclosure should be provided.

Response:
16.
We acknowledge the staff’s comment that we included the results of Sitrick and Company and Brincko Associates, Inc. for the three months ended June 30, 2009 in the presentations of both annual and interim result in our pro forma disclosures for the year ended May 30, 2009 and August 29, 2009. As noted in response 11, we will update the unaudited pro forma condensed combined statements of operation for the three months ended August 30, 2009 to include the results of operation of Sitrick and Company and Brincko Associates for the three months ended September 30, 2009 to address this point.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
Annual Incentive Compensation Opportunity, page 19
17.
With regard to the quantitative component of the incentive bonus plan, we note your statement that “[t]he company considers the specific revenue and net income targets to be confidential, commercial and financial information, the disclosure of which could result in competitive harm to the company.” We also note that the revenue performance thresholds were not met in fiscal 2009, and the quantitative component of the bonuses was not paid to the named executive officers. However, even where it does not result in actual payout, a performance target may be material if, based on the company’s specific facts and circumstances, it plays an important role in the way the company incentivizes its management. Refer to Item 402(b)(2)(vi) or Regulation S-K. Therefore, please quantify the revenue and net income target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please provide us a detailed analysis. Refer to instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 in the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
17.
We acknowledge the Staff’s comment, and in future filings, we propose to disclose any similar pre-determined quantitative performance. Commencing with our Definitive Proxy Statement on Schedule 14A for 2010, we will include a disclosure item identifying the following information:

		FY	Actual
Metric		Actual	Payout			Award
Definition	Target	Results	Percentage		Weighting	Frequency

Revenue	$	$		%	30%	Annual

Operating Income	$	$		%	30%	Annual

As we will be providing disclosure of the specific performance targets used to determine the bonus amount, we have not submitted a supplemental letter to the Staff regarding omitting the amounts of the specific performance targets.

18.
We note your disclosure that non-financial and individual performance factors are also analyzed to calculate the discretionary component of the bonus awards. We also note that you paid the maximum discretionary component of the annual bonus, plus supplemental awards to your named executive officers. Please describe in greater detail how individual roles and other performances factor into the compensation amounts you disclose for each named executive officer. Identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
18.
We acknowledge the Staff’s comment, and in future filings, we propose to include additional discussion and analysis concerning the qualitative or discretionary component of the bonus awards for the named executive officers. Commencing with our Definitive Proxy Statement on Schedule 14A for 2010, we will include a disclosure item setting forth the key team objectives and individual contributions and achievements for the named executive officers upon which the Board determined the qualitative bonus amount.

Long -Term Equity Incentive Awards, page 20
19.	Please explain how the company’s and the individual named officer’s performance were factored into determining the size of each named executive officer’s fiscal 2009 stock option award.
Response:
19.
We acknowledge the Staff’s comment, and in future filings, we will provide additional explanation regarding the factors used to determine the size of each named executive officer’s stock option award. On page 21 of our Definitive Proxy Statement on Schedule 14A for 2009, we included a listing of six factors considered by the Board of Directors in granting stock option awards to the named executive officers. While these decisions are inherently subjective, commencing with our Definitive Proxy Statement on Schedule 14A for 2010, we will discuss in further detail the specific Company performance and individual officer performance achievements that contributed to the specific award number.

Form 10-Q for the Fiscal Period Ended November 28, 2009
Item 4, Controls and Procedures, page 24
20.
Your disclosure in the first and second paragraph relating to changes in internal control over financial reporting appears inconsistent. Please clarify whether there were any changes during the Company’s quarter ended November 28, 2009. If there were any changes, please describe the specific changes rather than referring to certain changes “as described above”.

H. Christopher Owings
Securities and Exchange Commission
May 4, 2010

Response:
20.
There were no changes in internal control over financial reporting that materially affected the Company’s internal control over financial reporting during the Company’s quarter ended November 28, 2009. Our disclosure in the second paragraph was intended to convey that we were not yet required to evaluate, and had not fully evaluated, Sitrick Brincko Group LLC’s internal control over financial reporting. Management’s intent, in accordance with SEC guidelines, is to exclude Sitrick Brincko Group LLC from management’s assessment of internal control over financial reporting for the fiscal year ending May 29, 2010. Our Item 4 disclosure on Controls and Procedures included in our Form 10-Q filing for the quarter ended February 27, 2010 did not include the reference to Sitrick Brincko Group’s internal controls that was included in the previous Form 10-Q. In accordance with Questions and Answers 3 and 7 of “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (revised Sept. 24, 2007),” if there are any changes to the Company’s internal control over financial reporting relating to its acquisition of Sitrick Brincko Group that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company will disclose such changes in its Form 10-K containing the Company’s annual management report on internal control over financial reporting that first encompasses Sitrick Brincko Group.

Additionally, we acknowledge that: The Company is responsible for the adequacy and accuracy of the disclosure in our filings; the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (714) 430-6500 with any questions or comments regarding this letter.

Sincerely,

/s/ Nathan Franke Executive Vice President and Chief Financial Officer
Resources Connection, Inc.